Reply to the Attention of:	Michael Shannon
Direct Line:	604.893.7638
Direct Fax:
Email Address:	Michael.shannon@mcmillan.ca
Our File No.:	1018399-299123
Date:	December 2, 2025

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Michael Purcell

Dear Sirs/Mesdames:

Re: Starfighters Space, Inc.
Post-Qualification Offering Circular Amendment No. 2
Filed October 17, 2025
File No. 024-12488
Response Letter to SEC Oral Comments on December 1, 2025

We are counsel for and write on behalf of Starfighters Space, Inc. (the "Company") in response to the Staff's oral comments of December 1, 2025 (the "Comments") from the Division of Corporation Finance, Office of Energy & Transportation, of the United States Securities and Exchange Commission (the "Commission").

On behalf of the Company, we are furnishing to the Commission herewith, via the EDGAR system, a Post-Qualification Offering Circular Amendment No. 3 ("PQA No. 3") to the Company's Post-Qualification Offering Circular Amendment No. 2 submitted October 17, 2025.

On behalf of the Company, we provide below the Company's item-by-item responses to the comments made in the Comments.  We confirm that paragraph numbering used for each response herein below corresponds to the order of the Comments received from the Commission.

Commission Oral Comment:

1. Please file an amendment to the Post-Qualification Offering Circular Amendment No. 2 to include an updated auditor consent.

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December 2, 2025

Company Response:

We confirm, on behalf of the Company, that the Company has filed PQA No. 3, which includes an updated auditor consent filed as Exhibit 11.1.

Commission Oral Comment:

2. Please ensure that the hyperlink to the Equifund platform contained in the offering circular provides access to the most recent Post-Qualification Amendment to the Offering Statement filed with the Commission.

Company Response:

We confirm, on behalf of the Company, that the hyperlink to the Equifund platform contained in the offering circular provides access to the most recent PQA No. 3 that has now been filed with the Commission.

On behalf of the Company we sincerely hope and trust that each of the foregoing and the PQA No. 3 is clear and satisfactory in this matter and truly responsive to the Commission's Comments, which the Company has found helpful; however, should the Commission have any further comments or questions arising from any of the same please do not hesitate to contact the writer (at (604) 893-7638 or email: michael.shannon@mcmillan.ca) at any time.

On behalf of the Company we thank the Commission for its prompt attention to and ongoing cooperation in this matter, and we remain,

Yours very truly,

/s/ Michael Shannon

Michael Shannon*
for McMillan LLP

Enclosure

cc: The Company; Attention: Rick Svetkoff

*Law Corporation